UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            Scherer Healthcare, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    80653010
                                 (CUSIP Number)

                                Gerald A. Eppner
                               Battle Fowler LLP
                              75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7060
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                         May 9, 1994 and March 17, 1995
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

- -------------------

CUSIP No. 80653010            SCHEDULE 13D

- --------------------
- -------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Joel M. Segal
- -------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                    (b) / /
- -------------------------------------------------------------------------------
3       SEC USE ONLY

- -------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
- -------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  / /

- -------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of New York


                     ----------------------------------------------------------
                      7      SOLE VOTING POWER
                                 0
   NUMBER OF
   SHARES
   BENEFICIALLY
   OWNED BY
   EACH
   REPORTING
   PERSON WITH
                     ----------------------------------------------------------
                      8      SHARED VOTING POWER
                                 0 (See Item 4)
                     ----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
                                  0
                     ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                                 0 (See Item 4)
- -------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0 (See Item 4)
- -------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                             /  /

- -------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0% (See Item 4)
- -------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
- -------------------------------------------------------------------------------


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
- --------------------
CUSIP No. 80653010
- ---------------------

Item 1.     Security and Issuer.

      This Schedule 13D Statement ("Statement") relates to shares of Common Stock (the "Shares") of Scherer Healthcare, Inc. ("Scherer"), whose principal executive office address is 2859 Paces Ferry Road, Atlanta, Georgia 30339.

Item 2.     Identity and Background.

           (a)-(c) and (f). This Statement is filed by Joel M. Segal (the "Reporting Person"). The Reporting Person is a United States citizen and currently resides at 1040 Park Avenue, New York, New York. The Reporting Person is currently employed by McCann-Erickson, Inc., an advertising agency.

            (d) & (e). During the last five years, Reporting Person has neither been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            The Reporting Person believes that most of the Shares to which this Statement relates, 215,644 Shares as of May 9, 1994 and 357,444 Shares as of March 17, 1995 (the "Reported Shares"), were purchased on margin with margin credit extended by the clearing broker-dealers (the "Clearing Firms") through which Reich & Co., Inc. ("Reich & Co."), a registered broker-dealer, cleared customer trades on a fully disclosed basis. As discussed in Item 4 below, the Reported Shares were purchased for the ITCOB Account (as defined below) at the direction of John D. Bradley ("Bradley"), the Reich & Co. account executive who held discretionary trading authority over the ITCOB Account.

            As of May 9, 1994, the first date on which the Reporting Person believes the ITCOB Account held more than 5% of the outstanding shares of Scherer, an aggregate of approximately $2.07 million in margin credit was extended to the ITCOB Account by the Clearing Firms to purchase the Reported Shares which had a market value of approximately $4.13 million on that date. As of March 17, 1995, an aggregate of approximately $3.2 million in margin credit was extended to the ITCOB Account by the Clearing Firms to purchase the Reported Shares which had a market value of approximately $2.4 million on that date.

            The information regarding the holdings of the Shares in the ITCOB Account as of March 17, 1995 disclosed in this Statement is derived from an account statement for the period January 1, 1995 through January 31, 1995, which is the latest account information available to the Reporting Person.

Item 4.     Purpose of Transaction.

            (a)-(j). The Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934 as amended (the "Exchange Act").

            As all relevant dates referred to in this Statement, the Shares have been held in "street name" in brokerage accounts maintained at Reich
& Co., Inc. and Fahnestock & Co., Inc. ("Fahnestock") in the name of International Trust Company of Bermuda (the "ITCOB Account"), in which account the Reporting Person had a beneficial interest and over which Bradley, an employee of Reich & Co. and Fahnestock, had or may have had up until May 1994, certain discretionary authority.

            The Reporting Person has commenced an arbitration proceeding before the National Association of Securities Dealers, Inc. against Bradley, Reich & Co. and Fahnestock, and certain persons associated with one or both of the foregoing, alleging, among other things, that the Shares were fraudulently acquired in the ITCOB Account and that Bradley did not have authority to acquire certain Shares for the ITCOB Account. Compensatory damages in excess of $5,000,000 are sought by the Reporting Person.

            In light of the foregoing, the Reporting Person disclaims that he is, or at any time was, the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of the Reported Shares and denies that he has, or at any time had, any obligation to file a Statement on Schedule 13D with respect thereto. Accordingly, this Statement is being filed by the Reporting Person solely for the purpose of assuring that there be no questions concerning the Reporting Person's compliance with any legal requirements applicable to him, but is not, and should not be deemed, an admission that he is or was ever required to file a Statement on Schedule 13D with respect to the Reported Shares.

Item 5.     Interest in Securities of the Issuer.

            (a) and (b)   As reported in Scherer's Quarterly Report on Form
10-Q for the third fiscal quarter ending December 31, 1993, the Reporting Person believes that Scherer had 4,300,139 Shares outstanding as of December 31, 1993. As of the close of business on May 9, 1994, the ITCOB Account held an aggregate 215,644 Shares, constituting approximately 5.01% of the Shares outstanding. As reported in Scherer's Quarterly Report on Form 10-Q, for the third fiscal quarter ending December 31, 1994, the Reporting Person believes Scherer had 4,266,452 Shares outstanding as of

December 31, 1994. As of the close of business on March 17, 1995, the ITCOB Account held an aggregate of 357,444 shares, constituting, approximately 8.4% of the Shares outstanding.

             (c) During the sixty days prior to May 9, 1994, Bradley exercised his discretionary authority over the ITCOB Account to execute the following purchase and sale transactions for the Shares:

   SHARES PURCHASED

                  Number of            Per Share
 Date             Shares               Price

5/3/94             6,000               $ 20 5/8
4/29/94            2,000                 20 5/8
4/28/94            2,500                 20 5/8
4/26/94            3,000                 20 5/8
4/22/94            4,000                 20 5/8
4/15/94            2,000                 20 5/8
3/11/94            1,000                 20 5/8
3/9/94             3,000                 20 5/8
3/8/94             1,000                 20 5/8

      SHARES SOLD

                  Number of            Per Share
 Date             Shares               Price

4/8/94             3,000               $ 20.43

            During the sixty days prior to March 17, 1995, Bradley exercised his discretionary authority over the ITCOB Account to execute the following purchase and sale transactions for the Shares:
   SHARES PURCHASED

                  Number of            Per Share
 Date             Shares               Price

1/23/95            56,000              $ 19.95

      SHARES SOLD

                  Number of            Per Share
 Date             Shares               Price

1/9/95             5,000               $ 20.095
1/24/95            5,000                 20.095


            (d) and (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            Not Applicable.

Item 7.     Material to be Filed as Exhibits.

            Not Applicable.

       SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 22, 1995


                                          /s/ Joel M. Segal
                                          ------------------------------
                                                 Joel M. Segal